UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2009
Commission File Number: 000-50596
Linktone Ltd.

(Translation of registrant’s name into English)
27/F, Building 1, Landmark Towers
8 North East Third Ring Road
Chao Yang District, Beijing, 100004, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

SIGNATURES
EXHIBIT INDEX
EX-99.1 Press Release Regarding 2009 Annual General Meeting of Shareholders
EX-99.2 Notice of 2009 Annual General Meeting of Shareholders
EX-99.3 Proxy Statement for 2009 Annual General Meeting of Shareholders
EX-99.4 Form of Proxy Card for Holders of Ordinary Shares
EX-99.5 Form of Voting Instruction Card to JPMorgan Chase Bank, N.A. for Holders of American Depositary Shares

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linktone Ltd.
Date: September 24, 2009	By:	/s/ Colin Sung
	Name:	Colin Sung
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Regarding 2009 Annual General Meeting of Shareholders

99.2	Notice of 2009 Annual General Meeting of Shareholders

99.3	Proxy Statement for 2009 Annual General Meeting of Shareholders

99.4	Form of Proxy Card for Holders of Ordinary Shares

99.5	Form of Voting Instruction Card to JPMorgan Chase Bank, N.A. for Holders of American Depositary Shares